Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 for the registration of (i) $500,000,000 of its common stock, preferred stock, depositary shares and warrants, No. 333-113076; (ii) 2,383,284 shares of its common stock, No.
333-70111; (iii) 1,173,232 shares of its common stock, No. 333-30394;  (iv)  3,000,000 shares of its common stock, No. 333-68828; (v) 284,787 shares of its common stock, No. 333-62434) and in the related Prospectuses;  and Form S-8 pertaining to the Amended 1997 Stock Option and Incentive Plan of SL Green Realty Corp. of our report dated March 3, 2005 (except for Note 24 as to which the date is April 12, 2005) with respect to the consolidated financial statements and schedule of SL Green Realty Corp. included in this Current Report (Form 8-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

New York, New York
June 17, 2005